SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              COMMAND SYSTEMS, INC.
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    200903102
                                    ---------
                                 (CUSIP Number)


                             Carole A. Masters, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                                 (860) 403-5538
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                      to Receive Notice and Communication)


                                December 31, 2000
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
| CUSIP Nos. 200903102  |                         |    Page 2 of Pages 6     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAMES OF REPORTING PERSONS                                      |
|         |                                                                  |
|         |    a.    Phoenix Home Life Mutual Insurance Company ("PHLMIC")   |
|         |          Tax Identification Number:  06-0493340                  |
|         |    b.    PM Holdings, Inc. ("PMH")                               |
|         |          Tax Identification Number:  06-1065485                  |
|         |    c.    PHL Global Holding Company ("PHL Global")               |
|         |          Tax Identification Number:  None                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [ ] |
|         |                                                          (c) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS: 00 (see response to item 3 on page 5).         |
|         |                                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |
|         |  PURSUANT TO ITEMS 2(d) and 2(e)                             [ ] |
|---------|------------------------------------------------------------------|
|    6    |  PLACE OF ORGANIZATION                                           |
|         |    a.    Phoenix Home Life Mutual Insurance Company -- New York  |
|         |    b.    PM Holdings, Inc. -- Connecticut                        |
|         |    c.    PHL Global Holding Company -- Mauritius                 |
|         |                                                                  |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                           PHLMIC   PMH   PHL Global |
|                |     |                                                     |
|                |  7  |   SOLE VOTING POWER          0      0        0      |
|                |     |                                                     |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER   579,250  579,250  579,250
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER     0      0        0      |
|     PERSON     |     |                                                     |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE    579,250  579,250  579,250   |
|                |     |   POWER                                             |
|----------------------------------------------------------------------------|

|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                Common Stock      |
|         | a.    PHLMIC                                            0        |
|         | b.    PMH                                               0        |
|         | c.    PHL Global                                  579,250        |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |   a.    PHLMIC                                       0.0%        |
|         |   b.    PMH                                          0.0%        |
|         |   c.    PHL Global                                   7.6%        |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  a.    PHLMIC - IC, HC, CO                                       |
|         |  b.    PMH - CO                                                  |
|         |  c.    PHL Global - CO                                           |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issue

              Common Stock
              Command Systems, Inc.
              76 Batterson Park Road
              Farmington, CT  06032

Item 2.       Identity and Background


                              Part I - Corporations

                                     PHLMIC

(a)   Place of Organization.............................................New York
(b)   Principal Business............................Life insurance and annuities
(c)   Address of Its Principal Business.........................One American Row
      ..................................................Hartford, CT  06102-5056
      Address of Its Principal Office...........................One American Row
      ..................................................Hartford, CT  06102-5056
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None

                                       PMH

(a)   Place of Organization..........................................Connecticut
(b)   Principal Business.........................................Holding company
(c)   Address of Its Principal Business.........................One American Row
      ..................................................Hartford, CT  06102-5056
      Address of Its Principal Office...........................One American Row
      ..................................................Hartford, CT  06102-5056
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None

                                   PHL Global

(a)   Place of Organization............................................Mauritius
(b)   Principal Business.........................................Holding company
(c)   Address of Its Principal Business.....................c/o Priscille Koenig
      ....................................................BCM (Secretaries) Ltd.
      ..................................................Sixth Floor, Cerne House
      ......................................................Chaussee, Port Louis
      .................................................................Mauritius

      Address of Its Principal Office.......................c/o Priscille Koenig
      ....................................................BCM (Secretaries) Ltd.
      ..................................................Sixth Floor, Cerne House
      ......................................................Chaussee, Port Louis
      .................................................................Mauritius
(d)   Involvement in Certain Criminal
      Legal Proceedings.....................................................None
(e)   Involvement in Certain Civil Proceedings..............................None

                   Part II - Directors and Executive Officers

              See Exhibit B.

Item 3.       Source and Amount of Funds or Other Consideration

              Not Applicable

Item 4.       Purpose of Transaction

              PHLMIC wished dispose of its interest in Issuer.
              The remaining shares of the Issuer currently held by the Reporting Persons are subject to a sale agreement.

              (a)   Additional Securities of Issuer:  None.

              (b)   Extraordinary Transaction:  None.

              (c)   Transfer of Assets:  None.

              (d)   Change in Board or Management:  None.

              (e)   Capitalization; Dividend Policy:  None.

              (f)   Material Changes in Business or Corporate Structure:  None.

              (g)   Changes in Charter or Bylaws:  None

              (h)   Delisting:  None

              (i)   Eligibility for Termination of Registration:  None.

Item 5.       Interest in Securities of Issuer

              (a)   Ownership: See Items 11 and 13 on the Cover Pages of this
                    Schedule 13(d) with respect to PHLMIC, PMH and PHL Global.

              (b) Voting Control: See Items 7 through 10 on the Cover Pages of this Schedule 13(d) with respect to PHLMIC, PMH and PHL Global.

              (c)   Transactions in Issuer's Securities:  None.

              (d)   Right to Receive or Power to Direct Dividends: Inapplicable.

              (e)   Ceased to be Beneficial Owner: Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              There are no such contracts, arrangements, understanding or relationships among the persons named in Item 2 or between such persons or any other person with respect to securities of the issuer.

Item 7.       Materials Filed as Exhibits

              Exhibit A - Agreement to File Joint Acquisition Statement

              Exhibit B - Directors and Executive Officers


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2001                           /s/ Carole A. Masters
-----------------------------------------  ----------------------------------
             Date                               Carole A. Masters,
                                                Vice President and Counsel

                                                                       Exhibit A


                           AGREEMENT FOR JOINT FILING


The undersigned agree that this Schedule 13D, and all subsequent filings on
Schedule 13D with respect to Command Systems, Inc., are filed on behalf of each of them.


                                            PHOENIX HOME LIFE MUTUAL INSURANCE
                                            COMPANY

                                            By:  /s/ Dona D. Young
Dated: September 1, 2001                         -----------------

                                            Its: President
                                                 ------------------------

                                            PM HOLDINGS, INC.

Dated: September 1, 2001                    By:  /s/ Dona D. Young
                                                 -----------------

                                            Its: Vice President
                                                 --------------

                                            PHL GLOBAL HOLDING COMPANY

Dated: September 1, 2001                    By:  /s/ John J. C. Herndon
                                                 ---------------------

                                            Its: Director
                                                 --------

                                                     Exhibit B to Schedule 13(d)
                                                              (Items 2, Part II)
                                                      Re:  Command Systems, Inc.

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                    DIRECTORS

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Sal H. Alfiero           9 Four Winds Way              Chairman and CEO                         None           None          USA
                         Snyder, NY  14426             Mark IV Industries, Inc.
                                                       501 John James Audubon Parkway
                                                       Amherst, NY 14228
------------------------------------------------------------------------------------------------------------------------------------
J. Carter Bacot          48 Porter Place               Director, Retired Chairman and CEO       None           None          USA
                         Montclair, NJ  07042          The Bank of New York
                                                       One Wall Street, 10th Floor
                                                       New York, NY  10286
------------------------------------------------------------------------------------------------------------------------------------
Peter C. Browning        2038 Providence Road         Chairman of the Board                     None           None          USA
                         Charlotte, NC 28211          NUCOR
                                                      2100 Rexford Road
                                                      Charlotte, NC 28211
------------------------------------------------------------------------------------------------------------------------------------
Arthur P. Byrne          85 Bishop Lane                President, CEO & Chairman                None           None          USA
                         Avon, CT  06001               The Wiremold Company
                                                       60 Woodlawn Street
                                                       West Hartford, CT  06110
------------------------------------------------------------------------------------------------------------------------------------
Richard N. Cooper        33 Washington Avenue          Professor                                None           None          USA
                         Cambridge, MA  02140          Center for International Affairs
                                                       Harvard University
                                                       1737 Cambridge Street, Room 403
                                                       Cambridge, MA  02138
------------------------------------------------------------------------------------------------------------------------------------
Gordon J. Davis          241 Central Park West         President                                None           None          USA
                         Apt. 16C                      Lincoln Center for
                         New York, NY  10024           Performing Arts
                                                       70 Lincoln Center Plaza
                                                       9th Floor
                                                       New York, NY  10023
====================================================================================================================================


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle        Chairman & CEO                             None           None         USA
                         Bristol, CT  06010           Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
John E. Haire            12 Searles Road              President                                  None           None         USA
                         Darien, CT  06820            The Fortune Group
                                                      1271 Avenue of the Americas
                                                      (Room 15-38)
                                                      New York, NY  10020
------------------------------------------------------------------------------------------------------------------------------------
Jerry J. Jasinowski      3288 Rittenhouse St., N.W.   President                                  None           None         USA
                         Washington, DC  20015        National Association of Manufacturers
                                                      1331 Pennsylvania Avenue, N.W.
                                                      Suite 600
                                                      Washington, DC  20004
------------------------------------------------------------------------------------------------------------------------------------
Thomas S. Johnson        149 East 73rd Street         Chairman & CEO                             None           None         USA
                         New York, NY 10021           Greenpoint Financial Corporation
                                                      90 Park Avenue, 4th Floor
                                                      New York, NY 10016
------------------------------------------------------------------------------------------------------------------------------------
John W. Johnstone, Jr.   467 Carter Street            Chairman                                   None           None         USA
                         New Canaan, CT  06840        Governance & Nominating Committee
                                                      Arch Chemicals, Inc.
                                                      191 Post Road West
                                                      Westport, CT  06880
------------------------------------------------------------------------------------------------------------------------------------
Marilyn E. LaMarche      930 Fifth Ave., Apt. 10D     Limited Managing Director                  None           None         USA
                         New York, NY  10021          Lazard Freres & Co. LLC
                                                      30 Rockefeller Plaza
                                                      New York, NY  10020
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive              Executive Vice President                   None           None         USA
                         West Simsbury, CT 06092      Phoenix Home Life Mutual Insurance Co.
                                                      56 Prospect Street
                                                      Hartford, CT  06115-0480


====================================================================================================================================


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert F. Vizza, Ph.D.   3 Maria Lane                 President & CEO                           None           None          USA
                         Old Brookville, NY 11545     The DeMatteis Center of St. Francis
                                                        Hospital
                                                      Northern Boulevard
                                                      Old Brookville, NY  11545
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Wilson         Key Colony III, Apt. 1127    Retired                                   None           None          USA
                         151 Crandon Boulevard
                         Key Biscayne, FL  33149
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      President                                 None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================

                                PM HOLDINGS, INC.
                                    DIRECTORS


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn         252 Knollwood Road           Executive Vice President                  None           None          USA
                         Manchester, CT 06044         Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle        Chairman and CEO                          None           None          USA
                         Bristol, CT  06010           Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive              Executive Vice President                  None           None          USA
                         West Simsbury, CT  06092     Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road             Executive Vice President                  None           None          USA
                         Farmington, CT  06032        Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Simon Y. Tan             138 Balfour Drive            Executive Vice President                  None           None          USA
                         West Hartford, CT 06117      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT 06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      President                                 None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================

                           PHL GLOBAL HOLDING COMPANY
                                    DIRECTORS


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Thierry Chellen          Engrais Martial              Legal Practitioner                          None           None      Mauritian
                         Curepipe Road                5th Floor, TM Building
                         Mauritius                    Pope Hennessy Street
                                                      Port Louis
                                                      Mauritius
------------------------------------------------------------------------------------------------------------------------------------
John J.C. Herndon        12 Middle Lane               Vice President                              None           None       USA
                         PO Box 715                   Phoenix Home Life Mutual Insurance Co.
                         Simsbury, CT  06070          One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Clare Benoit             Comet Street                 Legal Practitioner                          None           None      Mauritian
                         Roches Brunes                5th Floor, TM Building
                         Mauritius                    Pope Hennessy Street
                                                      Port Louis
                                                      Mauritius
====================================================================================================================================

                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                               EXECUTIVE OFFICERS


====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle        Chairman & CEO                            None           None          USA
                         Bristol, CT  06010           Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn         252 Knollwood Road           Executive Vice President                  None           None          USA
                         Manchester, CT 06044         Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin(1)  39 Joshua Drive              Executive Vice President                  None           None          USA
                         West Simsbury, CT  06092     Phoenix Home Life Mutual Insurance Company
                                                      56 Prospect Street
                                                      Hartford, CT  06115-0480
------------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road             Executive Vice President and Chief        None           None          USA
                         Farmington, CT  06032        Financial Officer
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Simon Y. Tan             138 Balfour Drive            Executive Vice President                  None           None          USA
                         West Hartford, CT 06117      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT 06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      President                                 None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT 06102-5056
====================================================================================================================================


----------------------------

(1) This is a secondary position. He is employed by Phoenix Investment Partners, Ltd., to which he devotes approximately 75% of his time, with his remaining work hours being applied to his role as an officer and Director of Phoenix Home Life and certain of its subsidiaries.

====================================================================================================================================
                                                                                              Certain        Certain
                                                      Current Occupation/Business             Criminal        Civil
            Name                 Residence                      Address                     Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Michael J. Gilotti       46 Meadow Ridge            Senior Vice President                       None           None         USA
                         Avon, CT 06001             Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Joseph E. Kelleher       6 Spruce Lane              Senior Vice President                       None           None         USA
                         Simsbury, CT  06070        Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert G. Lautensack, Jr. 21 Stillwood Chase        Senior Vice President                       None           None         USA
                          Simsbury, CT  06089       Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
====================================================================================================================================

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Sherry A. Manetta        242 Vermillion Drive         Senior Vice President, Information Systems None           None          USA
                         Avon, CT 06001               Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Maura L. Melley          16 Old Oak Road              Senior Vice President, Public Affairs      None           None          USA
                         West Hartford, CT 06117      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Charles L. Olson         10 Tallwood Lane             Senior Vice President, Trust Sales and
                         Simsbury, CT  06089           Marketing                                 None           None          USA
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Richard R. Paton         394 Geraldine Drive          Senior Vice President                      None           None          USA
                         Coventry, CT  06238          Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Robert E. Primmer        47 Wyngate                   Senior Vice President, Distribution and    None           None          USA
                         Simsbury, CT  06070           Sales
                                                      Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Tracy L. Rich            65 North Farms Road          Senior Vice President and General Counsel  None           None          USA
                         Avon, CT  06001              Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
------------------------------------------------------------------------------------------------------------------------------------
John F. Solan, Jr.       11 Schuyler Lane             Senior Vice President                      None           None          USA
                         Bloomfield, CT  06002        Phoenix Home Life Mutual Insurance Co.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Walter H. Zultowski      6 Winhart Drive            Senior Vice President, Marketing and         None           None         USA
                         Granby, CT  06035           Market Research
                                                    Phoenix Home Life Mutual Insurance Co.
                                                    One American Row
                                                    Hartford, CT  06102-5056
====================================================================================================================================

                                PM HOLDINGS, INC.
                                    OFFICERS

====================================================================================================================================
                                                                                             Certain        Certain
                                                        Current Occupation/Business          Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella      29 Summerberry Circle          President                               None           None          USA
                         Bristol, CT  06010             PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06102-5056
-----------------------------------------------------------------------------------------------------------------------------------
John H. Beers            15 Fernwood Road               Vice President and Secretary            None           None          USA
                         West Hartford, CT  06119       PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06102-5056
-----------------------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn         252 Knollwood Avenue           Vice President                          None           None          USA
                         Manchester, CT 06044           PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06102-5056
-----------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin     39 Joshua Drive                Vice President                          None           None          USA
                         West Simsbury, CT  06092       PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06102-5056
-----------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road               Vice President                          None           None          USA
                         Farmington, CT  06032          PM Holdings, Inc.
                                                        One American Row
                                                        Hartford, CT  06102-5056
====================================================================================================================================

====================================================================================================================================
                                                                                              Certain        Certain
                                                        Current Occupation/Business           Criminal        Civil
            Name                 Residence                        Address                   Proceedings    Proceedings   Citizenship
------------------------------------------------------------------------------------------------------------------------------------
Simon Y. Tan             138 Balfour Drive            Vice President                            None           None          USA
                         West Hartford, CT 06117      PM Holdings, Inc.
                                                      One American Row
                                                      Hartford, CT 06102-5056
------------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hills Drive      Vice President                            None           None          USA
                         Avon, CT  06001              PM Holdings, Inc.
                                                      One American Row
                                                      Hartford, CT  06102-5056
====================================================================================================================================